EXHIBIT 99.8

Consent of Independent Registered Chartered Accountants

We consent to the use of our reports dated February 8, 2012 relating to the consolidated financial statements of ARC Resources Ltd. and the effectiveness of ARC Resources Ltd.’s internal control over financial reporting, appearing in appearing in Exhibit 99.2 to Amendment No. 1 to the Annual Report on Form 40-F of ARC Resources Ltd. for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Calgary, Canada
September 12, 2012